EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2016	2015	2014	2013	2012

Earnings
Net income	$5,529,378	$6,496,081	$8,275,128	$7,200,776	$5,783,998
Provisions for income taxes (a)	3,377,481	3,892,215	4,858,586	4,268,784	3,258,144
Fixed charges	2,557,257	2,623,662	2,694,187	2,770,935	4,321,256

Total	$11,464,116	$13,011,958	$15,827,901	$14,240,495	$13,363,398

Fixed Charges
Interest on debt (a)	$2,297,757	$2,360,662	$2,424,587	$2,493,135	$3,969,025
Amortization of debt expense	233,500	240,000	246,600	253,800	329,231
One third of rental expense	26,000	23,000	23,000	24,000	23,000

Total	$2,557,257	$2,623,662	$2,694,187	$2,770,935	$4,321,256

Ratio of earnings to fixed charges	4.48x	4.96x	5.87x	5.14x	3.09x

(a)
Interest accrued on uncertain tax positions, in accordance with Accounting Standards Codification Topic 740 - Income Taxes, is presented in income taxes on the Consolidated Statements of Income. This interest has been excluded from the determination of fixed charges.